Exhibit 99.1

Abits Group Inc. Achieves Strong Growth and Expansion in Q1 2024, Sets Stage for Continued Progress in Q2

Hong Kong, May 22, 2024 - Abits Group Inc. (NASDAQ: ABTS), a leading digital data center operator specializing in Bitcoin self-mining operations in the United States, is pleased to announce significant achievements and expansion initiatives for the first quarter of 2024, setting the stage for sustained growth throughout the year.

During Q1 2024, Abits Group saw a substantial growth in its Bitcoin mining capacity. The company’s hash rates surged from approximately 285 PH/s at the beginning of the quarter to nearly 325 PH/s by its end, driven the successful launch of new production lines. For Q2, Abits Group anticipates further growth, projecting hash rates to exceed 360 PH/s with the introduction of a new Hydro Dry-Cooled line.

In addition to operational accomplishments, Abits Group completed key infrastructure projects in Q1, including the expansion of a 1 MW facility in March and the construction of a 100,000-gallon water reservoir to enhance production stability. This strategic investment ensures uninterrupted operations during maintenance cycles, reducing downtime and optimizing efficiency.

The workforce at the LaFollette site remains stable, with four dedicated employees who continually enhance their expertise to support Abits Group’s objectives.

Looking forward to Q2, Abits Group is actively negotiating with its power provider to secure an additional 2 MW of power capacity, transitioning to a dynamic 24/7 operation by July 1, 2024. This transition will significantly boost operational efficiency and flexibility.

The company recently acquired a 55-acre property in Wisconsin for the build out of a new 20 MW site. Construction is set to begin in Q2 and continue through Q4, reinforcing the company’s infrastructure to meet the increasing demand.

Forrest Deng, CEO of Abits Group Inc. stated “We are delighted with the stable performance and expansion achieved during Q1 2024, positioning Abits Group for continued success in Q2 and beyond. These strategic investments and operational enhancements underscore our commitment to innovation and efficiency as we expand our digital data center operations.”

About Abits Group Inc.

Abits Group Inc. (NASDAQ: ABTS) is a U.S.-based digital data center operator specializing in Bitcoin self-mining operations. For more information, please visit www.abitsgroup.com/ Email: ir@abitgrp.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan, “believe,” “potential, “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.